EXHIBIT 12.1

Exhibit 12.1- Ratio of Earnings to Fixed Charges Exhibit

	Six Months Ended	Fiscal Year Ended
	October 26,	April 27,	April 29,	April 30,	April 24,	April 25,
	2012	2012	2011	2010	2009	2008
Earnings before fixed charges:

Net Income	$173.4	$605.4	$673.1	$400.4	$64.6	$309.8
Income tax provision (benefit)	28.5	107.0	121.0	46.6	(56.3)	73.0

Income before Income taxes	$201.9	$712.4	$794.1	$447.0	$8.3	$382.7

Fixed Charges computed below	50.7	105.2	99.8	93.3	83.2	23.0

Earnings before fixed charges	$252.6	$817.6	$893.9	$540.3	$91.5	$405.7

Ratio of Earnings to Fixed Charges	5.0	7.8	9.0	5.8	1.1	17.7

Interest Expense	$39.7	74.7	75.9	$74.1	$63.4	$8.0
Interest portion of rent expense (a)	11.0	30.5	23.9	19.2	19.8	15.0

Total Fixed Charges	50.7	105.2	99.8	93.3	83.2	23.0

(a)	represents the portion of expense estimated by management as implicit interest expense